Exhibit 99.7

News Release March 31, 2026

Santacruz Silver Reports Year End 2025 Financial Results

Vancouver, B.C. – Santacruz Silver Mining Ltd. (NASDAQ:SCZM) (TSX.V:SCZ) (“Santacruz” or the “Company”) reports its financial and operating results for the year ended December 31, 2025 (“FY 2025”). The full version of the audited consolidated financial statements for FY 2025 (the “Financial Statements”) and accompanying Management’s Discussion and Analysis (the “MD&A”) can be viewed on the Company’s website at www.santacruzsilver.com or on SEDAR+ at www.sedarplus.ca. All amounts are expressed in U.S. dollars, unless otherwise stated.

FY 2025 Highlights

●	Revenues of $326.4 million, a 15% increase year-over-year.
●	Gross Profit of $109.4 million, a 91% increase year-over-year.
●	Net Income of $42.2 million, a 74% decrease year-over-year[1].
●	Adjusted EBITDA of $104.6 million, a 99% increase year-over-year.
●	Cash and Highly-Liquid Marketable Securities of $66.7 million, a 87% increase year-over-year[2].
●	Working Capital of $63.7 million, a 38% increase year-over-year.
●	Average Realized Price per Ounce of Silver Equivalent Sold of $39.00, a 36% increase year-over-year.
●	AISC per Silver Equivalent Ounce Sold of $30.81, a 18% increase year-over-year.
●	Realized Margin per Silver Equivalent Ounce Sold of $8.19, a 209% increase year-over-year.

1. Net Income for the period of FY 2024 includes a significant non-recurring, non-cash gain arising from the restructuring of the Company’s prior agreement with Glencore in connection with the acquisition of the Bolivian assets.

2. Cash includes $44.3 million and Highly-Liquid Marketable Securities includes $22.5 million, consisting of US treasury notes and bills, of which $15.8 million serves as collateral for short-term borrowings.

Arturo Préstamo, Executive Chairman and CEO of Santacruz, commented: “Last year was a milestone year for Santacruz, highlighted by our full debt repayment to Glencore, materially strengthened balance sheet, and growing treasury position, while continuing to strengthen our presence as a leading silver producer in Latin America. Strong silver prices throughout the year, supported by robust demand, contributed to a revenue increase of 15%. Additionally, the margin between the average realized price of silver and AISC improved by 209% due to operational efficiencies and cost optimization initiatives across our operations. While total production was down 11% due to Bolivar’s May 2025 flooding event, the strength and diversification of our multi-asset operating portfolio helped offset the impact, with operations remaining cash-generative and profitable. We continue to expect Bolivar’s full recovery by Q4 2026, with the dewatering program progressing ahead of plan and driving consistent quarter-over-quarter improvements throughout the year.”

Mr. Préstamo continued: “Looking at our priorities for 2026, in Bolivia, we remain focused on operational strength, cost discipline and processing plant efficiencies at our three producing mines and ore feed sourcing company, while advancing Soracaya towards production. In Mexico, we are improving metallurgical recoveries and concentrate quality at Zimapan, which is our highest-volume operation. With key capital already invested in Zimapan, these initiatives are expected to support continued operating improvements this year. Across all of our processing plants, our strategy continues to focus on lowering mining costs, improving recovery rates, and maintaining the flexibility of our integrated operations to support long-term value for our shareholders.”

Selected consolidated financial and operating information for FY 2025 and the financial year ended December 31, 2024 (“FY 2024”) is presented below. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”), and all dollar amounts are expressed in thousands of US dollars, except per unit amounts, unless otherwise indicated.

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2025 Annual Highlights

	2025	2024	Change ‘25 vs ‘24
Operational
Material Processed (tonnes milled)	1,945,261	1,955,904	(1)%
Silver Equivalent Produced (ounces) (1)	14,399,019	16,173,293	(11)%
Silver Ounces Produced	5,598,680	6,718,380	(17)%
Zinc Tonnes Produced	87,295	94,399	(8)%
Lead Tonnes Produced	11,094	11,820	(6)%
Copper Tonnes Produced	1,126	1,057	7%
Silver Equivalent Sold (payable ounces) (2)	10,934,731	14,089,723	(22)%
Cash Cost of Production per Tonne (3)	95.80	101.35	(5)%
Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	24.93	21.90	14%
All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold ($/oz) (3)	30.81	26.09	18%
Average Realized Price per Ounce of Silver Equivalent Sold ($/oz) (2) (3) (4)	39.00	28.74	36%
Financial
Revenues	326,382	282,987	15%
Gross Profit	109,400	57,226	91%
Net Income	42,222	164,484	(74)%
Net Earnings Per Share - Basic ($/share)	0.47	0.49	(4)%
Adjusted EBITDA (3)	104,584	52,625	99%
Cash	44,267	35,721	24%
Working Capital	63,688	46,296	38%

2025 Annual Production Summary - By Mine

	Bolivar(5)	Porco (5)	Caballo Blanco Group	San Lucas Group	Zimapan	Total
Material Processed (tonnes milled)	232,448	197,231	234,709	387,805	893,067	1,945,261
Silver Equivalent Produced (ounces) (1)	2,374,121	1,377,234	2,782,260	3,881,319	3,984,086	14,399,019
Silver Ounces Produced	1,059,846	400,486	1,192,022	1,308,128	1,638,198	5,598,680
Zinc Tonnes Produced	14,367	10,675	16,063	27,419	18,771	87,295
Lead Tonnes Produced	674	504	2,573	2,264	5,080	11,094
Copper Tonnes Produced	N/A	N/A	N/A	N/A	1,126	1,126
Average head grades per mine:
Silver (g/t)	158	77	170	127	78	109
Zinc (%)	6.73	5.77	7.28	7.89	2.74	5.10
Lead (%)	0.41	0.36	1.34	0.91	0.73	0.76
Copper (%)	N/A	N/A	N/A	N/A	0.26	0.26
Metal recovery per mine:
Silver (%)	90	82	93	83	73	80
Zinc (%)	92	94	94	90	77	85
Lead (%)	71	70	82	64	78	74
Copper (%)	N/A	N/A	N/A	N/A	49	49
Silver Equivalent Sold (payable ounces) (2)	1,983,106	1,006,027	2,035,431	2,939,466	2,970,701	10,934,731

Notes for both tables above:

(1)	Silver Equivalent Produced (ounces) have been calculated using prices of $31.41/oz, $2,775.53/t, $2,085.90/t and $9,762.69/t for silver, zinc, lead and copper respectively applied to the metal production divided by the silver price as stated here.
(2)	Silver Equivalent Sold (payable ounces) have been calculated using the Average Realized Price per Ounce of Silver Equivalent Sold stated in the table above, applied to the payable metal content of the concentrates sold from Bolivar, Porco, the Caballo Blanco Group, San Lucas Group and Zimapan.
(3)	The Company reports non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See ‘‘Non-GAAP Measures’’ section below for definitions.
(4)	Average Realized Price per Ounce of Silver Equivalent Sold is prior to all treatment, smelting and refining charges.
(5)	Bolivar and Porco are presented at 100% whereas the Company records 45% of revenues and expenses in its consolidated financial statements.

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Production Results

For the year ended December 31, 2025, the Company processed 1,945,261 tonnes of ore, producing 14,399,019 silver equivalent (AgEq) ounces. This total includes 5,598,680 ounces of silver and 87,295 tonnes of zinc. In the fourth quarter of 2025, the Company reported 3,739,019 silver equivalent ounces produced. The complete annual and Q4 2025 production results were released in a news release dated January 26, 2026.

2025 YTD vs 2024 YTD

For the year ended December 31, 2025, Santacruz processed 1,945,261 tonnes of ore, broadly in line with 2024, while silver equivalent production decreased 11% to 14.4 million ounces. The reduction was driven primarily by the mid-May 2025 water inflow at Bolivar, which restricted access to the Pomabamba and Nané higher-silver-grade areas for a significant portion of the year, materially reducing consolidated silver output. As a result, silver production declined 17% year over year, while zinc production decreased 8%.

Outside of Bolivar, the portfolio remained comparatively stable and continued to demonstrate the benefit of the Company’s diversified operating base. San Lucas increased tonnes processed by 14% and continued to support plant utilization and fixed-cost absorption across the group, while Zimapan increased silver equivalent production by 5% on higher zinc output. Caballo Blanco remained a consistent contributor, although year-over-year comparability is affected by the 2024 reclassification of Reserva ore to San Lucas. Overall, the strength of the broader portfolio moderated, but did not fully offset, the impact of the disruption at Bolivar. The Company expects a gradual quarter-over-quarter recovery in the affected areas through 2026, with a return to full production anticipated in Q4 2026, consistent with the mine plan and based on progress achieved to date.

Q4 2025 vs Q3 2025

In Q4 2025, Santacruz processed 506,040 tonnes of ore, 4% more than in Q3 2025, and produced 3,739,019 silver equivalent ounces, up 9% quarter over quarter. The improvement was led by Bolivar, where throughput increased 22%, and silver equivalent production increased 34% as access and operating conditions improved in the affected areas. The quarter was also supported by higher silver equivalent production from San Lucas (+11%), Caballo Blanco (+3%), Zimapan (+3%), and Porco (+4%). Consolidated silver production increased 8% quarter over quarter, zinc production increased 10%, and lead production increased 15%.

Cash Cost and All-in Sustaining Cost per Silver Equivalent Ounce Sold

FY 2025 vs FY 2024

For the year ended December 31, 2025, consolidated cash cost per silver equivalent ounce sold increased from $21.90 in FY 2024 to $24.93 in FY 2025, and the consolidated all in sustaining cost (“AISC”) increased from $26.09 in FY 2024 to $30.81 in FY 2025. The year-over-year increase was driven primarily by less silver-equivalent ounces sold in the year due to the operating disruption at Bolivar following the May 2025 water inflow, and higher ore purchase costs at San Lucas under its margin-based sourcing model as metal prices increased. The cash cost of production per tonne significantly favourably decreased from $101.35 to $95.80 in FY 2025, which demonstrates that the principal driver of the increase in the per-ounce cost came from the production mix and the decrease in AgEq ounces sold due to a lower conversion ratio applied to by-product revenues as opposed to being caused by actual increases in site operating costs per tonne.

From an economic perspective, higher realized prices more than offset the increase in AISC per ounce. Average realized price per ounce of silver equivalent sold increased to $39.00 in FY 2025 from $28.74 in FY 2024, compared against an AISC of $30.81 per ounce, which implies a margin of $8.19 per AgEq ounce sold as compared to $2.65/AgEq ounce sold in FY 2024. Reported AISC is presented on a silver-equivalent ounce sold basis and is sensitive to the changes in metal prices that would affect the AgEq conversion ratio when silver price changes disproportionately relative to the by-product metal prices.

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Q4 2025 vs Q3 2025

In Q4 2025, consolidated cash cost per silver equivalent ounce sold increased from $28.62 in Q3 2025 to $36.92 in Q4 2025, and consolidated AISC increased from $35.62 in Q3 2025 to $46.42 in Q4 2025. The increase occurred despite higher production, as silver equivalent ounces sold decreased 3% quarter over quarter and several operations reported higher unit costs. San Lucas and Zimapan were the main contributors to the increase: at San Lucas, ore purchase costs rose in line with higher silver and zinc prices under its margin-based sourcing model, while at Zimapan, both cash cost and AISC increased as the operation continued mine development and plant improvement work focused on improving recoveries and concentrate quality. Porco and Caballo Blanco also reported a higher cost per ounce as less ounces were sold and the operating mix outweighed otherwise stable production.

The Bolivar operation’s costs had favourable results, cash cost per silver equivalent ounce sold decreased by 9% and AISC decreased 6% due to improved throughput, grades and recoveries quarter over quarter. Even with the higher consolidated cost profile, Q4 2025 remained economically better than in Q3 2025 as the average realized price per ounce of silver equivalent sold increased to $55.19, compared with AISC of $46.42, implying an average margin of $8.77 per silver equivalent ounce sold versus $4.51 in Q3 2025.

Webinar Details

CEO Arturo Préstamo and CFO Andrés Bedregal will present at a webinar hosted by Adelaide Capital on Tuesday, April 7th at 3:00 pm ET. Investors and shareholders are invited to participate in the webinar.

Registration Link: https://us02web.zoom.us/webinar/register/WN_huyhKk5NQVGlMUzqbZw3lQ.

The webinar will also be live-streamed on the Adelaide Capital YouTube Channel, where a replay will be available after the event: https://bit.ly/adcap-youtube.

Questions can be submitted during the session or in advance to olenka@adcap.ca.

Non-GAAP Measures

The financial results in this news release include references to non-GAAP measures, which include Cash Cost of Production per Tonne, Cash Cost per Silver Equivalent Ounce Sold, All-in Sustaining Cash Cost per Silver Equivalent Ounce Sold, Average Realized Price per Ounce of Silver Equivalent Sold, and Adjusted EBITDA. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. For a reconciliation of non-GAAP and GAAP measures, please refer to the “Non-GAAP Measures” section in the Company’s FY 2025 Management Discussion and Analysis, which is available on SEDAR+ at www.sedarplus.ca.

Qualified Person

Garth Kirkham P.Geo., an independent consultant to the Company, is a qualified person under NI 43-101 and has approved the scientific and technical information contained within this news release.

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About Santacruz Silver Mining Ltd.

Santacruz Silver is engaged in the operation, acquisition, exploration, and development of mineral properties across Latin America. In Bolivia, the Company operates the Bolivar, Porco, and Caballo Blanco mining complexes, with Caballo Blanco comprising the Tres Amigos and Colquechaquita mines. The Reserva mine, whose production is provided to the San Lucas ore sourcing and trading business, is also located in Bolivia. Additionally, the Company oversees the Soracaya exploration project. In Mexico, Santacruz operates the Zimapan mine.

‘signed’

Arturo Préstamo Elizondo,

Executive Chairman and CEO

For further information, please contact:

Arturo Préstamo

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +52 81 83 785707

Andrés Bedregal

Santacruz Silver Mining Ltd.

Email: info@santacruzsilver.com

Telephone: +591 22444849

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the Nasdaq Capital Market LLC accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Forward Looking Information

This news release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance reflect the expectations or beliefs of the management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends”, “expects” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or will “potentially” or “likely” occur. This information and these statements, referred to herein as “forward-looking statements”, are not historical facts, are made as of the date of this news release.

These forward-looking statements involve numerous risks and uncertainties and actual results might differ materially from results suggested in any forward-looking statements. These risks and uncertainties include, among other things, risks related to changes in general economic, business and political conditions, including changes in the financial markets, changes in applicable laws, and compliance with extensive government regulation, as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at SEDAR+ (www.sedarplus.ca).

There can be no assurance that any forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader should not place any undue reliance on forward-looking information or statements. The Company undertakes no obligation to update forward-looking information or statements, other than as required by applicable law.

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